UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-15335

CUSIP Number 511795106

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: January 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LAKELAND INDUSTRIES, INC.

Full Name of Registrant

N/A

Former Name if Applicable

1525 Perimeter Parkway, Suite 325

Address of Principal Executive Office (Street and Number)

Huntsville, Alabama 35806

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lakeland Industries, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2022, with the Securities and Exchange Commission (the “SEC”) on or prior to the prescribed due date of April 18, 2022, as a result of unanticipated delays in completing its accounting for the income tax provision. The Company expects to file its Form 10-K within the extension period of 15 calendar days following the prescribed due date afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Allen Dillard, Chief Operating and Financial Officer	(256)	350-3873
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations to be included in the Form 10-K will be significantly different from the corresponding period for the last fiscal year, as a result of decreased sales due to COVID-19 demand, and margins were impacted by lower sales and increased freight costs.

Net sales for fiscal 2022 are expected to be approximately $118.4 million. For the fiscal year ended January 31, 2021, the Company reported net sales of $159.0 million. The Company anticipates net income of approximately $11.4 million for fiscal 2022, whereas the Company reported net income of $35.3 million for the fiscal year ended January 31, 2021.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company has based these forward-looking statements on its current expectations about future events. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance, and business, including but not limited to current and future results and plans and statements that include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or similar expressions. All forward-looking statements included in this filing, including expectations about the timing of the completion, form and content of the Company’s Annual Report on Form 10-K and statements about the anticipated financial results the Company for the fiscal year ended January 31, 2022, are based upon information available to the Company as of the date of this filing, which may change. Such statements are subject to certain risks, uncertainties, and assumptions that are difficult to predict, including risks, uncertainties, and assumptions relating to the Company’s ability to finalize its audit for fiscal 2022 and file its Annual Report on Form 10-K in the time period that it currently expects and other risks identified in the Company’s most recent filing on Form 10-K and other SEC filings, all of which are available on the Company’s website. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of these various factors. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

LAKELAND INDUSTRIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 19, 2022	By:	/s/ Allen Dillard
	Name:	Allen Dillard
	Its:	Chief Operating and Financial Officer